11/1

05012307

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Occupational & Medical Innovations Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5774 FISCAL YEAR 6-30-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 11/4/05

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

AR/S
6-30-05

ANNUAL REPORT
30 JUNE 2005

Occupational & Medical Innovations Limited

Annual Report - 2005

Contents

Occupational & Medical Innovations Limited

OMI – a multi medical device company.

OMI continues to make the transition from a research and design company to that of a successful marketer and/or licensor of its innovations. OMI's safety scalpel is being sold in the USA and Australia and the company recently signed a letter of intent with a distributor for Thailand, Cambodia, Vietnam and Myanmar.

Significant progress has been made in moving the OMI retractable safety syringe from laboratory scale production to commercial manufacture. The next 12 months are likely to see the syringe introduced into the Australian and US markets.

OMI continues to work on the development of new products including a retractable safety syringe with interchangeable needles and a auto-destruct safety catheter.

Occupational & Medical Innovations Limited

Chairman's Review

Dear Shareholder

Shareholders have a right to feel disappointed with the performance of Occupational & Medical Innovations Limited (the "Company") during the last 12 months.

The highly publicised change of Board members in late November 2004 followed shortly thereafter by a significant profit downgrade must have left many shareholders feeling uneasy about their investment. Despite the turmoil I believe much has been achieved in the past six months. Products have been refined, manufacturing reliability and quality improved and relationships with existing and potential distributors and/or manufacturers also improved.

However, the Company recorded a loss of $4.321 million for the period under review, despite a market announcement in July 2004 that the 2004/2005 financial year would be a break-even year for OMI. Sadly this announcement was way off the mark as it largely depended on significant sales of the Retractable Safety Syringe commencing as early as January 2005.

This target introduction date was further delayed to March 2005 in October 2004 when a revised budget, adopted by the Board, showed a loss of $1.0 million for the year.

When the new Board reviewed the status of all projects in early December it was clear that reliable production of the safety syringe in commercial quantities would not be achieved in less than six months. The consequent deletion of the predicted syringe revenue (and profits) from the forecasts was the major reason for the profit downgrade. The revised forecast and the findings of the product status reviews were immediately reported to the Stock Exchange and shareholders on 16 December 2004.

The Board is committed to keeping shareholders fully informed of developments and this has been facilitated via the Market Update reports that are issued every two months.

Where to from here?

The next 12 months will be an exciting time for OMI as we create a consistent revenue stream. Shareholders should be aware that this will not be an easy task and, at some stage, additional capital will be required.

The recently announced receipt (by OMI) of 71,000 1mm syringes from our manufacturer was a significant milestone for the company. Consequently there is optimism that the revenue targets we have set ourselves in the year ahead will be achieved. I and my fellow Board members are particularly encouraged by the progress that has been made in the manufacture of the OMI retractable safety syringe over the past six months.

The current status of each product is: -

Safety Syringe

Progress continues to be made in the production of the OMI retractable safety syringe and a timetable of production and market testing was included in a 4 July 2005 market update. At the time of writing this report that timetable still stands. USA FDA approval will be applied once simulated clinical trials have been completed.

Valve

Discussions are still continuing with two USA manufacturers however one is now more interested in purchasing, or licensing, the OMI technology to incorporate into a product that will use the OMI technology with that of their own patented technology. This opportunity was further discussed at a recent meeting in the USA.

Scalpel

The redesigned scalpel for our USA distributor has been shipped to them for approval. We expect orders to the USA to increase as our distributor gains confidence in the quality of the new product.

A letter of intent was recently signed by OMI and Terumo (Thailand) Co Ltd whereby OMI agreed that Terumo (Thailand) would become the exclusive distributor for OMI scalpel products in Thailand, Cambodia, Vietnam, Myanmar and Laos. This letter of intent is subject to the completion of an official distribution contract.

Funding

Shareholders were informed of a small share placement that took place after year-end and raised $550,000 in new capital. At the current burn rate OMI, subject to sales revenues and no unforeseen unusual expenses, has sufficient funds to last until March 2006. The Board has on its agenda the issue of a capital raising prior to 31 January 2006. The amount of funds to be raised will depend on the progress of syringe manufacture and the implications that continued success in manufacture, and then marketing, may have upon the cash needs of the Company to fund working capital (including inventory, receivables etc).

Ian Fraser
Chairman

30 September 2005

Occupational & Medical Innovations Limited

The Product Range

- **Retractable syringe**

The OMI retractable syringe offers simple, one-handed activation that is part of the natural action of using a standard syringe. The moment all fluid is expelled, the needle automatically retracts into the syringe plunger, in the process destroying itself by breaking the needle hub and plunger seal. This guarantees single use of the syringe. Further, the needle is locked inside the plunger rod once activated, providing a second level of safety for users. The result is a safe, non-reusable syringe designed to reduce potential needlestick injuries.

The OMI retractable syringe will be available in all of the most widely used syringe sizes, including 1ml, 3ml, 5ml and 10ml.

The retractable syringe was honoured with a 2004 Australian Design Award.

- **Safety scalpel**

OMI's safety scalpel minimises the high incidence of blade cut injuries suffered by operating theatre staff.

The single, one-handed movement provides proven safety advantages. The safety scalpel features a protective guard that covers the blade ensuring safe loading, passing, changing and disposing of the scalpel. A unique feature of the guard is the safety tab, which must be removed by the user before the blade can be exposed.

The safety scalpel is available with either a disposable plastic or reusable stainless steel handle.

The safety scalpel was honoured with a 2003 Australian Design Award.

- **Safe IV access valve**

The safe IV access valve is innovative and simple to use, allowing attachment and changes of intravenous tubes safely for the patient and staff.

The safe IV access valve offers positive fluid displacement, ensuring no residual fluid is left in the valve, and a flat surface that is easy to swab. The valve features high flow rates and minimal dead space. Importantly, the valve is compatible with both the luer slip and luer lok™ syringes.

The safe IV access valve was short listed for a 2004 Australian Design Award.

Research and development

In the past 12 months the Company has focused on bringing existing products to market however this has not been at the expense of continued product innovation and development. At the beginning of the year, R&D focus was to redesign the retracting safety syringe to enable mass production to take place on a consistent basis.

Patent applications and the maintenance of those patents, is a time consuming and expensive undertaking. Consequently the Board decided to apply for new patents only when the patent was a modification to an existing patent (and therefore strengthened the existing patent), or when the specific market interest in the product was apparent.

In the period under review the following patent applications were filed:

- interchangeable syringe needle
- Retractable catheter
- Anti-reflux device for valve

As disclosed to the market (after year end) the Company filed a patent application for a retractable safety catheter. This application was filed directly in response to a request for such a product from a potential USA based client. OMI's founder, Mr Bruce Kiehne, already had the concept of such a product worked out but, in accordance with Board policy, no patent application was filed until the demand was identified.

Upon receipt of the request for the catheter it took less than two months to complete detailed drawings, manufacture a working model and file the patent application.

Occupational & Medical Innovations Limited

Directors' Report

The directors present their report together with the financial report of Occupational & Medical Innovations Limited ("the Company") and of the consolidated entities, for the year ended 30 June 2005 and the auditor's report thereon.

Directors

The directors of the Company at any time during or since the end of the financial year are:

Name, qualifications and Independence status	Age	Experience and special responsibilities
Ian Fraser, Chairperson Independent Non-Executive Director	60	Mr Fraser was appointed a director and Chairman on 23 November 2004. His business experience spans some 36 years during which he held a number of senior corporate positions including Managing Director of Pioneer Sugar Mills Limited, Managing Director of Clyde Industries Limited, Managing Director of Australian Chemical Holding Limited and Managing Director of TNT Australia Pty Limited. He also has substantial international experience having lived and worked in South East Asia and the United States. Mr Fraser is currently the non-executive Chairman of Forest Place Group Limited (director since November 2001). He is also a non executive Director of PMP Limited (appointed April 2003), Promentum Limited (appointed January 2005) and Structural Systems Limited (appointed May 2004). Previous directorships held during the last three years include non-executive Director of Hudson Timber Products Limited (July 2003 to May 2005), Environmental Recovery Services Limited (April 2000 to November 2003), and Yates Limited (April 2000 to December 2002). Mr Fraser is a member of the Audit and Risk Management Committee.
Bruce Kiehne, Executive Director – Research & Development	45	Mr Kiehne has been a director since the Ccompany listed on ASX in 2000. He has a business background in the heavy machinery and vehicle maintenance industry. He became involved in motor racing at the age of 14 and went on to design and construct his first racing car. He went on to hold a number of championships in various classes. In 1989, Mr Kiehne was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products. This required the design of tooling and equipment used in the product manufacture. For the past six years Mr Kiehne has been involved in the design and development of products for the medical and workplace industries with the Company.
Don Mackenzie, Independent Non-Executive Director	60	Mr Mackenzie was appointed a director on 23 November 2004. Mr Mackenzie commenced his professional career with Price Waterhouse & Co in Melbourne in 1964 and in 1976, after leaving that firm, held senior positions with public companies involved in rural and manufacturing industries. In 1993 he commenced practice providing corporate services predominantly to public companies involved in manufacturing, rural, mining and information technology. He is currently a director of Forest Place Group Limited (appointed March 2004) and was a director of Australian Food & Fibre Limited (July 2004 to June 2005). Mr Mackenzie is a Fellow of the Institute of Chartered Accountants in Australia. Mr Mackenzie is the Chairman of the Audit and Risk Management Committee and also the Company Secretary.

Directors' Report

Directors (continued)

Mark Rogers, Independent Non-Executive Director	54	Mr Rogers was appointed a director on 23 November 2004. Mr Rogers has a strong background in manufacturing and vast experience in bringing new products to market. In the past three years he was a director with Home Leisure Limited, resigning in May 2005. Mr Rogers over recent months has had a pivotal role in establishing production protocols with the Company's manufacturer.
Alistair Cray, Non-Executive Director	38	Mr Cray was appointed a director on 18 May 2005 to fill a casual vacancy. Mr Cray is an experienced financial executive with extensive knowledge of stock broking and capital raising which ensures the Board has internal expertise to plan and manage the capital resources of the Company. His current business operations include securities trading and commercial property management.
John Taske		Dr Taske was appointed a director in 2000 and resigned 22 November 2004.
Michael Hayne		Mr Hayne was appointed a director in 2000 and resigned 22 November 2004.
Lawrence Litzow		Mr Litzow was appointed as a director in 2003 and resigned 19 November 2004. He is also a non-executive director for Tamawood Limited (appointed 2000), a non-executive director for Diatreme Resources Limited (appointed prior to December 2002) and a non-executive director with Impact Capital Limited (appointed 2004).
Keith Taske		Mr Taske was appointed a director in January 2004 and resigned 22 November 2004.

Company Secretary

Mr Don Mackenzie is Company Secretary. For background information, refer to his details in the section above.

Directors' meetings

The number of directors' meetings (including meetings of committees of directors) and number of meetings attended by each of the directors of the Company during the financial year are:

Director	**Board Meetings**		**Audit and Risk Management Meetings**	
	A	**B**	**A**	**B**
Ian Fraser	8	8	2	2
Bruce Kiehne	11	12	-	-
Don Mackenzie	8	8	2	2
Mark Rogers	7	8	-	-
Alistair Cray	1	1	-	-
John Taske	3	4	1	1
Michael Hayne	4	4	1	1
Laurie Litzow	4	4	1	1
Keith Taske	3	4	-	-

A – Number of meetings attended
B – Number of meetings held during the time the director held office during the year

Directors' Report

Directors

The Remuneration and Nominations Committees were in existence prior to 23 November 2004 but since that date, other than for the Audit and Risk Management Committee, the Board as a whole has considered all matters relating to remuneration and Board nomination.

Directors' shareholdings

The relevant interest of each director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the company within the consolidated entity and other related bodies corporate, as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001, at the date of this report is as follows:

Director	Ordinary shares
IL Fraser	2 000
BL Kiehne	8 061 707
DC Mackenzie	-
MA Rogers	20 000
AA Cray	429 460

In respect of the holdings noted above, they include holdings held in the name of the director, the director's spouse and entities in which the director has a beneficial interest.

Dividends

There has been no dividend paid or recommended during or since the financial year.

Principal activities

The principal activities of the consolidated entity during the year were the development and marketing of safety equipment used in the medical industry.

Employees

The consolidated entity employed 12 employees as at 30 June 2005 (2004:15).

Review of operations

The consolidated Statement of Financial Performance shows a consolidated net loss attributable to members of $4,320,638 compared with a loss of $3,695,081 in 2004.

The review of operations is contained in the Chairman's Review which forms part of the Annual Report.

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the company during the financial year.

Directors' Report

Future developments, business strategies and prospects

Disclosure of information relating to likely developments in the Company's operations, the expected results of the those operations, the Company's business strategies and prospects for future financial years which would not, in the opinion of the directors, be prejudicial to the interests of the Company is contained in the Chairman's Review on pages 3 and 4.

Environmental regulations and performance

The Company's operations are not subject to significant Governmental environmental regulations.

Events subsequent to reporting date

No matters or circumstances have arisen since the end of the financial year which have significantly affected, or may significantly affect:

- the company's operations in future financial years; or
- results of those operations in future financial years; or
- the Company's state of affairs in future financial years,

other than the share placement of 825,000 ordinary shares announced on 5 September 2005 at an issue price of $0.667 cents.

Auditor independence

There is no former partner of PKF Chartered Accountants, the Company's auditors, who is or was at any time during the period ended 30 June 2005, an officer of the Company.

The auditor's independence declaration (made under Section 307C of the Corporations Act 2001) is set out on page 13.

Non-audit services

Details of the amounts paid or payable to the Company's auditor for non-audit services provided by that firm during the year are shown in note 21 to the financial statements.

In accordance with advice provided by the Audit Committee, the Board has formed the view that the provision of those services by the auditor is compatible with, and did not compromise, the general standards of independence for auditors imposed by the Corporations Act. The Board's reasons for concluding that the non-audit services provided did not compromise the auditor's independence are:

- all non-audit services were subject to the corporate governance procedures that had been adopted by the Company and were below the pre-approved limits imposed by the Audit Committee;
- all non-audit services provided did not undermine the general principles relating to auditor independence as they did not involve in reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as advocate for the Company or jointly sharing risks and rewards.

Occupational & Medical Innovations Limited

Directors' Report

Share options

Options granted to officers of the Company

During or since the end of the financial year, the Company granted options for no consideration over unissued ordinary shares in the Company to the following officer of the consolidated entity as part of their remuneration:

	Number of options granted	Exercise price	Expiry date	Value as at 30 June 2005
Officers				
Mr P Rea	220 000	$2.00	28 Oct 2009	Nil

The options were issued on 28th October 2004. One third of the options vested on 7 June 2005, a further third vest on 7 June 2006 and the remainder vest on 7 June 2007.

The exercise conditions for the options vested on 7 June 2005 is that the buy price of OMI shares quoted on ASX at the close of a trading day on ASX is greater than $3.50 for 30 consecutive trading days at any time in the 12 months before the first exercise date (being 7 June 2005).

The exercise conditions for the options that vest on 7 June 2006 is that the buy price of OMI shares quoted on ASX at the close of a trading day on ASX is greater than $4.25 for 30 consecutive trading days at any time in the 12 months before the second exercise date (being 7 June 2006).

The exercise conditions for the options that vest on 7 June 2007 is that the buy price of OMI shares quoted on ASX at the close of a trading day on ASX is greater than $5.00 for 30 consecutive trading days at any time in the 12 months before the second exercise date (being 7 June 2007).

No shares have been issued during or since the end of the year as a result of the exercise of share options.

Indemnification and Insurance of Officers and Auditors

The company has not, during the financial year, in respect of any person who is or has been an officer or auditor of the company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

Since the end of the previous financial year, the Company has paid insurance premiums of $32 365 (exclusive of statutory charges) to insure the directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of entities in the consolidated entity.

Legal proceedings

The company has received a claim from Mr K Taske, the former Joint Chief Executive, for $489,333 representing damages for termination of an alleged employment contract. Mr Taske's services were terminated on 23 December 2004. The company denies the claim and will vigorously defend the action.

Occupational & Medical Innovations Limited

Directors' Report

Remuneration

The Remuneration Report is set out on pages 14 to 15 and forms part of this report.

This report is made with a resolution of the directors.

Director
30 September 2005

Auditors Independence Declaration

To : Occupational & Medical Innovations Limited

As lead engagement partner for the audit of Occupational & Medical Innovations Limited for the year ended 30 June 2005, I declare that, to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the Corporations Act in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

PKF
Brisbane Partnership
Chartered Accountants

J Frayne
Partner
30 September 2005

Occupational & Medical Innovations Limited

Remuneration report

Directors' and executive officers' emoluments

Remuneration levels for directors and senior managers of the Company are determined as part of an annual performance review, having regard to market factors, a performance evaluation process and independent remuneration advice. Remuneration packages comprise only a fixed salary component. The remuneration structures in place in the Company are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creation of value for shareholders. The remuneration structures take into account the following:

- The capability and experience of the directors and senior executives; and
- The directors and senior executives ability to control the financial performance of its operations.

Fixed remuneration

Fixed remuneration consists of base remuneration (which is calculated on a total cost basis and includes any FBT charges related to employee benefits, if applicable), as well as employer contributions to superannuation funds. Remuneration levels are reviewed annually by the Board through a process that considers the overall performance of the consolidated entity. In addition, external consultants provide analysis, and when requested, advice to ensure the directors' and senior executives' remuneration is competitive in the market place.

Service agreements

Senior executives have service agreements that are capable of termination within three months. In the event of termination or resignation, employees are entitled to their statutory entitlements to annual leave and long service leave, if applicable. There are no service agreements with the any of the directors.

Non-executive directors

Total remuneration for all non-executive directors, which is periodically voted upon by shareholders at the annual general meeting, is not to exceed $500,000 in aggregate plus statutory superannuation. Director fees to non-executive directors currently total $151,884, which is inclusive of superannuation at the current rate of 9%.

Directors' fees cover all main Board activities. Details of the nature and amount of each major element of each director of the Company and each of the most highly remunerated officers are as follows:

	Fees/ Salary $	Super-annuation $	Non-cash benefits $	Total $
Director				
B Kiehne	183 934	16 173	4 920	205 027
I Fraser	39 166	3 525	-	42 691
D Mackenzie	26 050	2 344	-	28 394
M Rogers	26 050	-	-	26 050
A Cray	5 201	468	-	5 669
J Taske	12 000	1 080	-	13 080
M Hayne	18 000	-	-	18 000
L Litzow	18 000	-	-	18 000
K Taske	117 145	10 543	18 650	146 338
Total	445 546	34 133	23 570	503 249

Occupational & Medical Innovations Limited

Remuneration Report (continued)

	Fees/ Salary $	Super-annuation $	Non-cash benefits $	Total $
Specified executives				
P Rea	87 056	7 773	5 089	99 918
A Horstman (resigned Aug 2004)	42 897	4 634	6 149	53 680
Total	129 953	12 407	11 238	153 598

Occupational & Medical Innovations Limited

Corporate Governance Statement

The Board and management of Occupational & Medical Innovations Limited ("the Company" or "OMI") are committed to acting responsibly, ethically and with the highest standards of integrity as the company strives to create shareholder value. This requires sound corporate governance principles and practices to be adopted by the Board and implemented with commitment through all levels of management and staff.

This statement reflects the practices of OMI during the year and to the date of this report.

1. Compliance with the ASX Corporate Governance Council Best Practice Recommendations

The ASX Listing Rules require companies to include in their annual report a statement disclosing the extent to which they have followed the ASX Corporate Governance Council Best Practice Recommendations in the reporting period ("Recommendations").

At the date of this report, OMI considers that its governance practices comply with all of the Recommendations unless otherwise stated.

2. The Board of Directors membership and expertise of the Board

The Board of Directors comprises four non-executive directors and one executive director, Mr Bruce Kiehne. The current Chairman is an independent, non-executive director. The current Board composition, with details of directors' skills, experience and special expertise is set out on pages 8 and 9 of this Annual Report.

Board role and responsibilities

The Board is accountable to shareholders for the performance of the Company with the specific responsibilities of the Board including:

- Approving the strategic direction, policies and budgets of the Company and seeing that these are followed together with approving the risk profile and ensuring processes are in place to manage risk.
- Monitoring financial performance including approval of the annual and half year financial statements and reports.
- Ensuring senior executive appointments, performance, remuneration, development and succession planning are monitored through effective human resource management systems.
- Establishing compliance systems that cover obligations for following corporate governance principles, and continuous disclosure to the market and shareholders.

Board size and composition

The Board size and composition is determined by the directors within the limits imposed by the Constitution which provides that the maximum number of directors is 8 and the minimum is 4.

As at 30 June 2005, there were five directors, comprising four independent non-executive directors and one executive director.

The selection and role of the Chairman

The Chairman is selected by the Board from non-executive directors, and is responsible for leading the Board, ensuring that Board activities are organised and efficiently conducted, and for ensuring directors are properly briefed for meetings. The roles and responsibilities of the Chairman are separate from that of the General Manager.

Corporate Governance Statement (continued)

Directors' independence

OMI recognises that independent directors have an important role in ensuring that the Board fulfils its responsibilities and holds management accountable for the performance of the Company.

Each year the Board assesses the independence of its non-executive directors in the light of the interests disclosed by those directors. It has formed the view that as at 30 June 2005, the Chairman and the other three non-executive directors were independent.

Avoidance of conflicts of interests by directors

In accordance with the Corporations Act, any director with a material personal interest in a matter must not be present when the matter is being considered and may not vote on the matter.

Meetings and the work of the Board

The Board meets monthly, and at other times to deal with specific matters requiring attention between scheduled meetings. While a standard agenda is adopted for each meeting, there is flexibility in its application to adequately monitor operational, financial, strategic, regulatory and other major risk areas throughout the year.

Performance review

Board

Each year the individual performance of directors who are seeking re-election at the next Annual General Meeting are reviewed by the directors not seeking re-election, who will then make a recommendation to shareholders on their re-election. In addition, the Board has scheduled to undertake a review of its own performance within the next 18 months.

Key executives

The Board oversees the performance of the executive director and the General Manager and takes account of their performance in achieving the Company's strategic objectives. The remuneration of these executives is described in the Remuneration Report.

Nomination and appointment of new directors

There is no separate Nomination Committee but the Board considers matters collectively at Board level and in considering new appointments, the Board assesses the suitability of a prospective director by taking into account the appropriate skills and characteristics needed by the Board to maximise its effectiveness, considering the present and future needs of the Company. New directors are provided with a letter of appointment setting out their responsibilities, rights and the terms and conditions of employment.

The Company's Constitution provides for new directors appointed by the Board to stand for election at the following Annual General Meeting, and for all directors to stand for re-election at least every three years. An election of directors is held at every Annual General Meeting.

Board access to information and advice

Directors have a right of access to Company employees, advisers and records. In relation to their duties and responsibilities, directors have access to the advice and counsel of the Chairman and Company Secretary, and have the right to seek independent professional advice at the Company's expense, if required, after prior consultation with the Chairman.

Corporate Governance Statement (continued)

3. Board committees

Committee structure and membership

The Board has established only one Board committee, the Audit and Risk Management Committee, to assist in the execution of its duties and to allow detailed consideration of complex and significant matters. The committee has its own charter which has been approved by the Board and sets out the committee's corporate governance roles and responsibilities, composition, structure, membership requirements and the manner in which the committee operates. Minutes of this committee are tabled at the next Board meeting. The Board as a whole addresses the issues relating to matters normally dealt with by Nomination and Remuneration Committees, and the scope of the responsibilities is detailed in the Remuneration Report.

Due to the low number of employees and the nature of the Company's activities, the Board has not formed a Health, Safety and Environment committee but the Board monitors these matters as part of their normal Board processes.

Audit and Risk Management Committee

The Audit Committee comprises two non-executive directors who are both independent directors and comprises Don Mackenzie (Audit Committee Chairman) and Ian Fraser. The committee has appropriate expertise with both members having an understanding of the industry in which OMI operates.

The committee meets a minimum of twice a year, with an agenda for each meeting being prepared with comprehensive papers circulated to the committee for each meeting, some of which the external auditor attends.

The audit committee's principle functions are:

- Review the half yearly and annual financial reports
- Make recommendations to the Board on the adoption of the financial statements
- Provide the Board with additional assurance regarding the quality and reliability of financial information
- Review the independence of the external auditor, including the nature and level of non-audit services provided, and reports to the full Board on this issue every six months.

4. External audit

External audit role

The Board regards the external auditor as a key protector of shareholders' interests, and believes that the auditor's independence is essential to ensuring that the Company's financial reports are true and fair, and meet the highest standards of financial integrity.

External audit policy

The auditor, PKF Chartered Accountants, has declared its independence to the Board. The Committee has examined detailed material provided by the external auditor and by management and has satisfied itself that the standards for auditor independence and associated issues are fully complied with.

Attendance at Annual General Meetings

OMI's external auditor attends the Annual General Meeting and is available to answer shareholder questions.

Corporate Governance Statement (continued)

5. Risk management compliance and internal controls

The Board is responsible for seeing that there are appropriate policies in relation to risk oversight and management, and internal control systems. The Company's policies are aimed to ensure strategic, operational, legal, reputational, product and financial risks are identified, assessed, addressed and monitored to enable achievement of the Company's business objectives.

6. Remuneration

Executive remuneration

The Board ensures that executive remuneration is fair and reasonable, having regard to the need to attract, retain and develop appropriately skilled staff and deliver value to shareholders. Remuneration for senior executives is based on fixed remuneration. Further information is included in the Remuneration Report.

Remuneration of non-executive directors

Non-executive directors are remunerated separately from executive management with the payment being made within the limit set by shareholders and reviewed annually using external data, when required, to ensure that such fees are reasonable and consistent with market norms. Directors who perform additional duties (eg extended business related travel overseas, special projects relating to production of half year and annual reports) and are over and above that of normal director's duties are remunerated on commercial terms and conditions.

Further information on the remuneration of non-executive directors is included in the Remuneration Report on pages 14 to 15.

7. Corporate responsibility

Conduct

Compliance with the law and acting with a high level of integrity is expected of all directors and employees and encourages the reporting of unlawful and unethical behaviour, actively promotes and monitors compliance with its policies, and protects those who report breaches in good faith.

Security dealings

OMI has adopted a policy concerning trading in the Company's securities by directors, officers and employees which precludes dealing in securities in the Company from 1 July each year until announcement of preliminary final results, and from 1 January each year until announcement of half yearly results.

Share trading is prohibited at any time by a director, or any officer or employees of the company, if they are in possession of price sensitive information that is not available to the market and that could reasonably be expected to influence the market, and may not engage in short term dealings in securities of the Company at any time.

In addition, directors and senior management must give prior notification for any proposed dealing to the Chairman with any transaction conducted being reported to ASX within five days.

Corporate Governance Statement (continued)

Continuous disclosure and shareholder communication

A continuous disclosure regime operates and policies and procedures are in place which ensures matters that a person could reasonably expect to have a material effect on the share price are announced to the ASX in a timely manner. The Company Secretary has primary responsibility for communications with Australian Stock Exchange Limited.

The Company aims to keep shareholders informed of the Company's performance and all major developments on an ongoing manner. Information is communicated to shareholders through the annual report which is distributed to all shareholders (unless specifically requested otherwise) and bi monthly market updates.

Shareholders are also encouraged to participate in the Annual General Meeting to ensure a high level of accountability and identification with the Company's strategies and goals. Important issues are presented to shareholders as single resolutions.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated Entity		Parent Entity	
		2005 $	2004 $	2005 $	2004 $
Revenue					
Revenue from ordinary activities	3	405 899	457 108	181 099	99 011
Expenditure					
Expenses from ordinary activities	4	(4 989 349)	(4 485 488)	(764 146)	(492 872)
Borrowing costs		(11 044)	(15 376)	-	-
Profit/(loss) before income tax expenses		(4 594 494)	(4 043 756)	(583 047)	(393 861)
Income tax (expense)/benefit	5	273 856	363 175	-	-
Net profit/(loss)		(4 320 638)	(3 680 581)	(583 047)	(393 861)
Total revenue, expenses and valuation adjustments recognised directly in equity		-	(14 500)	-	(14 500)
Total changes in equity other than those resulting from transactions with owners as owners	18	(4 320 638)	(3 695 081)	(583.047)	(408 361)
Basis earnings per share	20	(14.63) cents	(13.96) cents		
Diluted earnings per share	20	(14.63) cents	(13.96) cents		

The above Statements of Financial Performance should be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENTS OF FINANCIAL POSITIONS AS AT 30 JUNE 2005

	Note	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Current Assets					
Cash assets	6	2 080 603	5 631 098	1 929 145	5 397 173
Receivables	7	322 426	99 899	7 429	7 284
Inventory	8	17 504	-	-	-
Other	9	350 411	216 266	10 000	10 000
Total Current Assets		2 770 944	5 947 263	1 946 574	5 414 457
Non-Current Assets					
Receivables	7	-	-	9 611 345	6 522 017
Property, plant and equipment	10	503 320	467 118	-	59
Other financial assets	11	-	-	16 564 639	16 564 639
Intangible assets	12	14 550 372	15 521 202	2 501 684	2 670 899
Other	13	1 144 844	1 058 246	150 893	150 893
Total Non-Current Assets		16 198 536	17 046 566	28 828 561	25 908 507
Total Assets		18 969 480	22 993 829	30 775 135	31 322 964
Current Liabilities					
Payables	14	195 339	131 722	56 122	20 904
Interest bearing liabilities	15	191 102	6 622	-	-
Provisions	16	78 395	54 021	-	-
Total Current Liabilities		464 836	192 365	56 122	20 904
Non-Current Liabilities					
Interest bearing liabilities	15	45 724	28 712	-	-
Provisions	16	18 000	11 194	-	-
Total Non-Current Liabilities		63 724	39 906	-	-
Total Liabilities		528 560	232 271	56 122	20 904
NET ASSETS		**18 440 920**	**22 761 558**	**30 719 013**	**31 302 060**
Equity					
Contributed equity	17	32 973 508	32 973 508	32 973 508	32 973 508
Accumulated losses	18	(14 532 588)	(10 211 950)	(2 254 495)	(1 671 448)
TOTAL EQUITY		**18 440 920**	**22 761 558**	**30 719 013**	**31 302 060**

The above Statement of Financial Positions should be read in conjunction with the attached notes.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	Note	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
		Inflows/(Outflows)		Inflows/(Outflows)	
Cash flow from Operating Activities					
Receipts from customers		57 177	289 631	-	16 254
Payments to suppliers and employees		(3 815 276)	(3 582 620)	(597 637)	(337 161)
GST recovered/(paid)		112 189	136 124	37 837	19 652
Interest received		185 433	127 238	181 099	125 232
Research and development concession refund		-	363 175	-	-
Borrowing costs paid		(11 044)	(15 376)	-	-
Net cash provided by/(used in) operating activities	29	(3 471 521)	(2 681 828)	(378 701)	(176 023)
Cash flow from Investing Activities					
Payments for property, plant and equipment		(193 868)	(249 652)	-	-
Payments for research and development		(86 598)	(95 443)	-	-
Net cash provided by/(used in) investing activities		(280 466)	(345 095)	-	-
Cash flow from Financing Activities					
Proceeds from share issue		-	4 924 195	-	4 924 195
Share capital costs		-	(14 500)	-	(14 500)
Funds provided to controlled entities		-	-	(3 089 327)	(3 048 917)
Proceeds/(Payment) of borrowings		201 492	(6 520)	-	-
Net cash provided by/(used in) financing activities		201 492	4 903 175	(3 089 327)	1 860 778
Net increase/(decrease) in cash held		(3 550 495)	1 876 252	(3 468 028)	1 684 755
Cash at the beginning of the year		5 631 098	3 754 846	5 397 173	3 712 418
Cash at the end of the year	6	2 080 603	5 631 098	1 929 145	5 397 173

The above Statements of Cash Flows should be read in conjunction with the attached notes.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) Principles of Consolidation

The consolidated financial statements combine the assets and liabilities of all entities controlled by Occupational & Medical Innovations Limited ("parent entity") as at 30 June 2005 and the results of all controlled entities for the year then ended. Occupational & Medical Innovations Limited and its controlled entities (refer note 27) are together referred to in the financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(c) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

Tax Consolidation
Occupational & Medical Innovations Limited is head entity in a tax consolidated group and is currently entering into a tax sharing agreement with its controlled entities that are listed in Note 27. The tax consolidated legislation was first applied for the year ended 30 June 2004.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) Property, Plant and Equipment

Plant and equipment is stated at cost. All plant and equipment are depreciated over their estimated useful lives using either the straight line method or diminishing value method commencing from the time the assets are held ready for use. The depreciation rates per class of asset are as follows:

Class of asset	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	7.5-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

(e) Going Concern Basis for Accounting

The consolidated entity sustained losses of $4,320,638 for the year ended 30 June 2005 and used $3,471,521 of cash in funding the year's operations. The consolidated entity has access to $2,080,603 cash on hand at 1 July 2005 and has forecast profits and positive cash flows from sales during the period to 31 December 2006 sufficient to pay for continued development and the costs of operation for the next financial year.

Forecasts by the directors are however based on the commencement of sales of safety scalpels and retractable syringes during the year in volumes sufficient to generate cash flows which will assist in the funding of operations. Directors consider some build up of inventory will also be necessary and will require funding.

The assumptions about the commencement of cash flow from sales, the volume of sales and cash outflows required to accumulate the necessary inventory, and other assumptions used in the preparation of the forecast cash flows for the period to 31 December 2006 are based upon the achievement of certain economic, operating, developmental and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. Whilst the directors believe the assumptions are reasonable based on information known to directors, the occurrence and timing of the future events are not certain.

If assumptions about the volumes and timing of sales and costs associated with the operation of the consolidated entity prove to be optimistic and cash flows are not achieved in the manner forecast it is possible that the directors may have to seek further capital contributions from existing or new shareholders.

Directors are confident that if necessary they will be able to raise sufficient capital to enable the continuation of operations until sales reach a volume to ensure continued profitability and positive cash flows.

There is however uncertainty attaching to the consolidated entity's ability to attain the sales levels and consequent cash inflows and to raise sufficient capital, if necessary, to ensure the continuation of operations.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

If insufficient cash is able to be generated from continued operations or capital raising to successfully operate the business at the level of profitability confidently expected by directors, there is considerable uncertainty that the consolidated entity will realize its assets, including intangible assets, and extinguish its liabilities at the amounts stated in the financial report.

(f) Employee Entitlements

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless of whether they are expected to be settled within twelve months of balance date; and
- Other employee benefits which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(g) Revenue Recognition

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(h) Intangibles

Patents are stated at cost and prior to commercial production are amortised using the straight-line method over 20 years. Upon commencement of commercial production the life cycle of the product is assessed and patents are amortised on a straight line basis over that life cycle.

(i) Deferred Development Costs

Capitalised deferred development costs are restricted to those relating to specific products which are being developed for commercial applications. They are stated at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised development costs are reviewed annually with costs on projects not considered recoverable written off.

(j) Payables

Accounts payable represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms. Receivables due from subsidiaries are non-current and will only be called down when they have sufficient working capital to repay existing debt. Ultimate recoverability is dependent upon successful development and commercial production of the products.

(l) Interest Bearing Liabilities

Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

(m) Net Fair Values

The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

(n) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(o) Cash

Cash includes cash on hand and in banks and investments in money market instruments.

(p) Leases

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property, without transferring the legal ownership, and operating leases under which the lessor effectively retains substantially all the risks and benefits. Where assets are acquired by means of finance leases, the present value of minimum lease payments is established as an asset at the beginning of the lease term and amortised on a straight line basis over the expected economic life. A corresponding liability is also established and each lease payment is allocated between such liability and interest expense. Operating lease payments are charged to expense in the periods in which they are incurred.

(q) Inventory

Inventories are measured at the lower of cost and net realisable value.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r) Earnings per Share

Basic: Basic earnings per share is determined by dividing net profit/(loss) attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial year.

Diluted: Diluted earnings per share adjusts the figures used in the determination of basic earnings per share using the weighted average number of ordinary shares adjusted for dilutive potential ordinary shares outstanding during the financial year.

(s) Translation of Foreign Currency Items

Transactions in foreign currencies are initially measured and brought to account at the rate of exchange in effect at the date of each transaction.

Foreign currency monetary items outstanding at balance date have been translated at the spot rates current at balance date.

Exchange differences relating to monetary items have been brought to account in the Statement of Financial Performance in the financial year in which the exchange rates change as exchange gains or losses.

(t) Goods and Services Tax (GST)

Revenues, expenses and assets (other than receivables) are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operation cash flows.

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
2. PROFIT/(LOSS) FROM ORDINARY ACTIVITIES				
The following items have been recognised in the profit/(loss) from ordinary activities:				
Net gains				
Foreign exchange gain/(loss)	(2 706)	3 279	-	-
Expenses				
Depreciation of plant and equipment	137 335	136 390	59	83
Amortisation of leased asset	19 280	-	-	-
Amortisation of leasehold improvements	-	65	-	-
Amortisation of intangibles (patents)	970 830	982 850	169 215	169 215
Net loss on sale of non-current assets	1 051	5 868	-	-
Operating lease rental expense	51 600	51 600	-	-
Borrowing costs	11 044	15 376	-	-

3. REVENUES FROM ORDINARY ACTIVITIES				
Operating revenue				
Sale of Goods	211 204	352 812	-	-
Non-operating revenue				
Interest	185 433	101 017	181 099	99 011
Foreign exchange gains	9 262	3 279	-	-
	405 899	457 108	181 099	99 011

4. EXPENSES FROM ORDINARY ACTIVITIES

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
Classification of expenses by nature				
Employee costs and Directors fees	1 689 143	1 334 395	234 235	137 545
Depreciation	137 335	136 390	(479)	83
Accounting	76 446	60 035	85 164	35 539
Amortisation	990 110	982 915	169 215	169 215
Consulting fees	154 566	173 604	6 793	48 499
Insurance	228 272	337 773	16 297	15 801
Legal costs	174 950	133 681	152 332	18 897
Listing expenses	78 146	41 774	78 146	41 774
Travel	289 253	207 789	7 899	-
Patent fees	168 981	230 750	-	-
Printing and Stationery	46 809	55 279	4 781	-
Rent	51 600	51 600	-	-
Cost of goods sold	150 416	189 800	-	-
Samples and testing	157 456	-	-	-
Repairs and maintenance	2 221	54 113	-	-
Computer	32 349	77 136	160	-
Repayment to BBraun for deposit on moulds	200 000	-	-	-
Loss on sale of assets	1 051	-	538	-
Other expenses from ordinary activities	360 245	418 454	9 065	25 519
	4 989 349	4 485 488	764 146	492 872

5. INCOME TAX

The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:

	Consolidated Entity 2005	Consolidated Entity 2004	Parent Entity 2005	Parent Entity 2004
Prima facie tax benefit on operating profit/(loss) calculated at 30% (2004: 30%)	(1 378 348)	(1 213 126)	(174 914)	(118 158)
Tax effect on permanent differences:				
Amortisation	291 249	294 855	50 765	50 765
Other non deductible items	1 836	47 883	65	12 489
FITB not brought to account	1 085 263	870 388	124 084	54 904
R&D concession refund	273 856	363 175	-	-
Income tax (expense)/benefit	273 856	363 175	-	-

Potential future income tax benefits at 30% (2004: 30%) attributable to tax losses and timing differences carried forward, amounting to $2 238 996 (2004: $1 153 733) for the consolidated entity, have not been brought to account because Directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;
(b) the consolidated entity continues to comply with the conditions for deductibility imposed by law; and
(c) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation
The balance of the franking account of the parent entity at the end of the year was nil. No dividends were paid during the year.

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
6. CASH ASSETS				
Cash on hand	101	11	-	10
Cash at bank	185 530	382 859	34 172	148 935
Cash on deposit	1 894 972	5 248 228	1 894 973	5 248 228
	2 080 603	5 631 098	1 929 145	5 397 173
7. RECEIVABLES				
Current				
Trade accounts receivable	-	56 385	-	-
Other	322 426	43 514	7 429	7 284
	322 426	99 899	7 429	7 284
Included in trade accounts receivable are amounts receivable in US dollars translated at the spot rate at year end	-	35 777		
Non-current				
Receivables from controlled entities	-	-	9 611 345	6 522 017
8. INVENTORY				
Finished goods	17 504	-	-	-

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
9. OTHER CURRENT ASSETS				
Prepayments	341 602	184 528	-	-
Other	8 809	31 738	10 000	10 000
	350 411	216 266	10 000	10 000

10. PROPERTY, PLANT & EQUIPMENT

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Plant and equipment at cost	871 321	726 699	-	548
Accumulated depreciation	(397 429)	(260 094)	-	(489)
	473 892	466 605	-	59
Leased assets	48 708	-	-	-
Accumulated amortisation	(19 280)	-	-	-
	29 428	-	-	-
Leasehold improvements at cost	-	578	-	-
Accumulated amortisation	-	(65)	-	-
	-	513	-	-
	503 320	467 118	-	59

Movements during the year:

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Plant and equipment				
Beginning of the year	466 605	359 789	59	142
Additions	145 160	249 074	-	-
Disposals	(538)	(5 868)	(538)	-
Depreciation	(137 335)	(136 390)	479	(83)
	473 892	466 605	-	59
Leased assets and leasehold improvements				
Beginning of the year	513	-	-	-
Additions	48 708	578	-	-
Disposals	(513)	-	-	-
Amortisation	(19 280)	(65)	-	-
	29 428	513	-	-

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
11. OTHER FINANCIAL ASSETS				
Investment in controlled entities - at cost	-	-	16 564 639	16 564 639
12. INTANGIBLES				
Patents at cost	19 654 009	19 654 009	3 381 523	3 381 699
Accumulated amortisation	(5 103 637)	(4 132 807)	(879 839)	(710 800)
	14 550 372	15 521 202	2 501 684	2 670 899

The directors have determined that patents with a carrying value of $14.6 million (2004: $15.5 million) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entity's products.

The consolidated entity has entered into the following agreements with distributors and manufacturers of its products. The expected cash flows used in the determination of recoverable amount have incorporated the expected outcomes from these agreements.

- Distribution agreement with Personna Medical, a division of American Safety Razor Company, as an exclusive distributor of the OMI Safety Scalpel in North America, Mexico and the Caribbean.
- Distribution agreement with Device Technologies Australia Pty Ltd as an exclusive distributor of the OMI Safety Scalpel in Australia and New Zealand.
- Scalpel manufacturing agreement with Wuxi Xinda Medical Device Co Ltd in China.
- Distribution agreement with Terumo Corporation (Australia) as OMI's exclusive retractable syringe distributor in Australia, New Zealand and the Pacific Islands.
- Syringe manufacturing agreement with China Medical Group, Inc for manufacture of the retractable syringe and distribution in China.
- Safe IV Access Valve manufacturing agreement with Vital Care Group, Inc for the manufacture of OMI's Safe IV Access Valve.

At the date of this report the reliability of the expected cash flows associated with the determination of the recoverable amounts is dependent upon a number of future events including signing a distribution agreement for the retractable syringe in the United States, obtaining FDA approval of the retractable syringe in the United States, obtaining CE approval for the retractable syringe and safety scalpel in Europe, entering into a distribution agreement for the OMI IV Access Valve and the ability of manufacturers to fulfill their obligations under the manufacturing agreements. Whilst the directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of these uncertainties were known may be material.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2005

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
13. OTHER NON-CURRENT ASSETS				
Deferred development costs	1 144 844	1 058 246	150 893	150 893
Movements during the year:				
Opening balance	1 058 246	962 803	150 893	150 893
Additions	86 598	95 443	-	-
Amounts written off	-	-	-	-
Closing balance	1 144 844	1 058 246	150 893	150 893
14. PAYABLES				
Trade accounts payable and accruals (unsecured)	195 339	131 722	56 122	20 904
Included in trade accounts payable are amounts payable in US dollars translated at the spot rate at year end	11 550	29 719		
15. INTEREST BEARING LIABILITIES				
Current				
Insurance finance	173 665	-		
Hire purchase	17 437	6 622	-	-
	191 102	6 622		
Non-current				
Hire purchase	45 724	28 712	-	-

Hire purchase liabilities are fully secured by applicable hire purchase asset.

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
16. PROVISIONS				
Current				
Employee entitlements	78 395	54 021	-	-
Non-current				
Employee entitlements	18 000	11 194	-	-
Aggregate employee entitlements	96 395	65 215	-	-

The consolidated entity had 12 (2004: 13) full time or full time equivalent employees at 30 June 2005.

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$
17. CONTRIBUTED EQUITY				
Issued shares:				
29 530 626 (2004: 29 530 626) ordinary shares	32 973 508	32 973 508	32 973 508	32 973 508
Shares issued during the period:				
Opening balance	32 973 508	28 063 813	32 973 508	28 063 813
3 176 900 ordinary shares at $1.55 each	-	4 924 195	-	4 924 195
Share issue costs	-	(14 500)	-	(14 500)
	32 973 508	32 973 508	32 973 508	32 973 508

Ordinary shares entitle the holder to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

18. ACCUMULATED LOSSES

Balance at beginning of year	(10 211 950)	(6 531 369)	(1 671 448)	(1 277 587)
Net profit/(loss)	(4 320 638)	(3 680 581)	(583 047)	(393 861)
Balance at end of year	(14 532 588)	(10 211 950)	(2 254 495)	(1 671 448)

19. TOTAL EQUITY

Balance at beginning of year	22 761 558	21 532 444	31 302 060	26 786 226
Total changes in equity recognised in the Statement of Financial Performance	(4 320 638)	(3 680 581)	(583 047)	(393 861)
Transactions with owners as owners:				
- contributions of equity	-	4 924 195	-	4 924 195
- cost of capital raising	-	(14 500)	-	(14 500)
Balance at end of year	18 440 920	22 761 558	30 719 013	31 302 060

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
20. EARNINGS PER SHARE				
Basic earnings per share	(14.63) cents	(13.96) cents		
Diluted earnings per share	(14.63) cents	(13.96) cents		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	29 530 626	26 362 430		
Net profit/(loss) used in calculating basic earnings per share	(4 320 642)	(3 680 581)		

There are no potential ordinary shares that are dilutive at either year end.

21. AUDITOR'S REMUNERATION

Services provided by the parent entity's auditor:

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Assurance services				
Audit and review of financial reports	46 246	20 000	46 246	20 000
Other services				
Compliance with regulatory requirements	24 072	12 933	19 790	12 933
	70 318	32 933	66 036	32 933

22. DIRECTOR DISCLOSURES

Directors

The following persons were Directors of the parent entity during the financial year:

Name of Director	Title
B Kiehne	Director
I Fraser	Chairman – Non-executive Director (appointed 23 November 2004)
D Mackenzie	Non-executive Director (appointed 23 November 2004)
M Rogers	Non-executive Director (appointed 23 November 2004)
A Cray	Non-executive Director (appointed 18 May 2005)
Dr J Taske	Chairman – Non-executive Director (resigned 22 November 2004)
M Hayne	Non-executive Director (resigned 22 November 2004)
L Litzow	Non-executive Director (resigned 19 November 2004)
K Taske	Joint Managing Director (resigned 22 November 2004)

22. DIRECTOR DISCLOSURES (continued)

Principles used to determine the nature and amount of remuneration

Directors' fees
Fees to directors reflect the demands which are made on, and the responsibilities of, the directors. Directors' fees are reviewed annually by the Board and are determined within an aggregate directors' fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at $500,000 in aggregate plus statutory superannuation.

Executive directors' pay
The combination of directors' fees, salary, non-cash benefits and superannuation make up the executive directors total remuneration. The salary component of executive directors' remuneration package is reviewed annually to ensure the Executives pay is competitive with the market. Executive directors' pay is not directly linked to the financial performance of the consolidated entity.

Details of remuneration
Total remuneration of directors for the year ended 30 June 2005 is set out below:

Director	Director's Fee	Salary	Non-cash Benefits	Superannuation	Options	Total
B Kiehne	24 000	159 934	4 920	16 173	-	205 027
I Fraser	39 166	-	-	3 525	-	42 691
D Mackenzie	26 050	-	-	2 344	-	28 394
M Rogers	26 050	-	-	-	-	26 050
A Cray	5 201	-	-	468	-	5 669
Dr J Taske	12 000	-	-	1 080	-	13 080
M Hayne	18 000	-	-	-	-	18 000
L Litzow	18 000	-	-	-	-	18 000
K Taske	8 000	109 145	18 650	10 543	-	146 338
Total	176 467	269 079	23 570	34 133	-	503 249

Total remuneration of directors for the year ended 30 June 2004 is set out below.

Director	Director's Fee	Salary	Non-cash Benefits	Superannuation	Options	Total
B Kiehne	24 000	151 513	12 221	15 796	-	203 530
Dr J Taske	47 525	-	-	270	-	47 795
M Hayne	34 000	-	-	-	-	34 000
L Litzow	34 000	-	-	-	-	34 000
K Taske	10 000	78 652	4 324	7 926	-	100 902
D Jenkins	2 000	-	-	-	-	2 000
Total	151 525	230 165	16 545	23 992	-	422 227

22. DIRECTOR DISCLOSURES (continued)

Shareholdings

The number of ordinary shares in the parent entity held during the financial year by each director and their personally related entities is set out below:

Name	Balance at the start of the year/ appointment	Received on the exercising of options	Net purchased/ (sold)	Balance at the end of the year/ resignation
B Kiehne	8 795 667	-	(733 960)	8 061 707
I Fraser	2 000	-	-	2 000
D Mackenzie	-	-	-	-
M Rogers	20 000	-	-	20 000
A Cray	429 460	-	-	429 460
Dr J Taske	696 908	-	(4 000)	692 908
M Hayne	97 450	-	-	97 450
L Litzow	24 653	-	-	24 653
K Taske	423 125	-	-	423 125
Total	10 489 263	-	(737 960)	9 751 303

23. SPECIFIED EXECUTIVES DISCLOSURES

Executives

The following persons were executives with the greatest authority for the strategic direction and management of the consolidated entity ("specified executives") during the year:

Specified Executive	Title
P Rea	General Manager (Appointed January 2005)
A Horstman	Design Manager & Director OMI Research Pty Ltd (Resigned January 2005)

The consolidated entity had no other employees during the year who meet the definition of specified executive.

Principles used to determine the nature and amount of remuneration

Base pay for the Executive is reviewed annually to ensure the Executives pay is competitive with the market.

Total remuneration of specified executives for the year ended 30 June 2005 is set out below:

Specified Executive	Salary	Non-Cash Benefits	Superannuation	Options	Total
P Rea	87 056	5 089	7 773	-	99 918
A Horstman	42 897	6 149	4 634	-	53 680
Total	129 953	11 238	12 407	-	153 598

23. SPECIFIED EXECUTIVES DISCLOSURES (continued)

Total remuneration of the specified executives for the year ended 30 June 2004.

Specified Executive	Salary	Non-Cash Benefits	Superannuation	Options	Total
K Taske #	31 228	1 730	2 811	-	35 769
A Horstman	60 766	2 340	5 469	-	68 575
W Archibald	133 624	4 596	12 026	-	150 246
J Moylan	122 484	9 846	11 024	-	143 354
Total	348 102	18 512	31 330	-	397 944

Remuneration during the period 1 December 2003 to being appointed a Director on 22 January 2004.

Shareholdings
The number of ordinary shares in the parent entity held during the financial year by each executive of the consolidated entity is set out below:

Name	Balance at the start of the year/ appointment	Received on the exercising of options	Net purchased/ (sold)	Balance at the end of the year/ resignation
P Rea	-	-	-	-
A Horstman	2 000	-	-	2 000

24. ULTIMATE PARENT ENTITY

The ultimate parent entity is Occupational & Medical Innovations Limited.

25. SEGMENT INFORMATION

The consolidated entity operates predominantly in one business segment being the development and distribution of safety medical devices.

The consolidated entity operates predominantly in one geographical segment, being Australia.

26. RELATED PARTY TRANSACTIONS

Transactions with directors and their director-related entities during the year on normal commercial terms.

(a) Legal fees paid to Nicholson's Solicitors, a firm associated with former director Mr M Haynes, totalling $4 598 (2004: $35 744);
(b) Wages paid to relatives of Mr B Kiehne totalling $812 (2004: $26 310)
(c) Secretarial and other services provided by Weir River Grazing Co, a company associated with former director Mr L Litzow, totalling $nil (2004: $11 747)

26. RELATED PARTY TRANSACTIONS (continued)

(d) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with former director Mr D Jenkins, totalling $nil (2004: $12 765)
(e) Managerial and other services provided by former chairman Dr J Taske, totalling $1 600 (2004: $nil)
(f) Secretarial and other services provided by Mr D Mackenzie totalling $13 200 (2004: $nil)
(g) Managerial and other services provided by Mr I Fraser totalling $8 500 (2004: $nil)
(h) Consulting services provided by Nescan Pty Ltd, a company associated with Mr M Rogers, totalling $7 438 (2004: $nil)

Transactions within the wholly-owned group

All transactions within the wholly-owned group have been eliminated.

27. CONTROLLED ENTITIES

Controlled Entity	Country of Incorporation	Percentage of Shares Held	
		2005	2004
OMI Research Pty Ltd	Australia	100%	100%
Jireh Tech Pty Ltd	Australia	100%	100%
OMI Inc	USA	100%	100%
OMI Manufacturing Pty Ltd	Australia	100%	100%
OMI Properties Pty Ltd	Australia	100%	100%

28. FINANCIAL INSTRUMENTS

Credit risk exposure

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the statement of financial position net of any provisions for losses. The consolidated entity has significant concentration of credit risk regarding receivables as 85% of the balance relates to the R&D concession refund.

Interest rate risk exposure

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the board.

28. FINANCIAL INSTRUMENTS (continued)

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2005		Fixed Interest Rate Maturing				
	Non-interest bearing	1 year or less	1 to 5 years	Floating interest rate	Total	Weighted average effective interest rate
	$	$	$	$	$	$
Financial assets:						
Cash	101	1 044 034	-	1 036 468	2 080 603	5.04%
Receivables	322 426	-	-	-	322 426	-
	322 527	1 044 034	-	1 036 468	2 403 029	
Financial liabilities:						
Trade accounts payable	195 339	-	-	-	195 339	-
Insurance finance	-	173 665	-	-	173 665	3.83%
Hire purchase liabilities	-	17 437	45 724	-	63 161	7.55%
	195 339	191 102	45 724	-	432 165	
Net financial assets/ (liabilities)	127 188	852 932	(45 724)	1 036 468	1 970 864	

2004		Fixed Interest Rate Maturing				
	Non-Interest Bearing	1 Year or Less	1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
	$	$	$	$	$	$
Financial assets:						
Cash	11	4 000 000	-	1 631 087	5 631 098	5.01%
Receivables	99 899	-	-	-	99 899	-
	99 910	4 000 000	-	1 631 087	5 730 997	
Financial liabilities:						
Trade accounts payable	131 722	-	-	-	131 722	-
Hire purchase liabilities	-	6 622	28 712	-	35 334	10.09%
	131 722	6 622	28 712	-	167 056	
Net financial assets/ (liabilities)	(31 812)	3 993 378	(28 712)	1 631 087	5 563 941	

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $

29. NOTES TO STATEMENTS OF CASH FLOWS

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the Statements of Cash Flows, is reconciled to the related items in the Statement of Financial Position as follows:

(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Net profit/(loss)	(4 320 638)	(3 680 581)	(583 049)	(393 861)
Depreciation	137 335	136 390	59	83
Amortisation	990 110	982 915	169 215	169 215
Loss on disposal of non-current assets	1 051	5 868	-	-
Changes in assets and liabilities:				
Trade debtors	(177 770)	(47 639)	-	-
Inventory	(17 504)	-	-	-
Interest receivables	-	26 221	-	26 221
Other current assets	22 929	(21 338)	-	-
Prepayments	(157 074)	(184 351)	-	-
Trade creditors and accruals	26 173	84 042	35 219	13 007
GST clearing	(7 313)	1 896	(145)	9 312
Provision for employee entitlements	31 180	14 749	-	-
	(3 471 521)	(2 681 828)	(378 701)	(176 023)

(iii) The consolidated entity has no credit standby arrangements as at 30 June 2005. Fully drawn loan facilities in the form of hire purchase arrangements are disclosed in note 30.

30. COMMITMENTS FOR EXPENDITURE

Operating leases in relation to plant and equipment

	Consolidated Entity 2005 $	Consolidated Entity 2004 $	Parent Entity 2005 $	Parent Entity 2004 $
Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment				
Not later than one year	-	1 228	-	-
Later than one year not later than five years	-	4 706	-	-
	-	5 934	-	-

	Consolidated Entity		Parent Entity	
	2005	2004	2005	2004
	$	$	$	$

30. COMMITMENTS FOR EXPENDITURE (continued)

Hire purchase

Minimum payments under hire purchase agreements due:				
Not later than one year	22 655	10 875	-	-
Later than one year not later than five years	50 335	33 740	-	-
	72 990	44 615	-	-
Future finance charges:				
Not later than one year	(5 218)	(4 253)	-	-
Later than one year not later than five years	(4 611)	(5 028)	-	-
Hire purchase liability	63 161	35 334	-	-

31. CONTINGENT LIABILITIES

The company has received a claim from Mr K Taske, the former Joint Chief Executive, for $489,333 representing damages for termination of an alleged employment contract. Mr Taske's services were terminated on 23 December 2004. The company denies the claim and will vigorously defend the action.

The consolidated entity has a manufacturing agreement for the retractable syringe with the China Medical Group (CMG). Should OMI terminate the agreement before its expiry date of 28 October 2008, there is a contingent liability for the unamortised portion of manufacturing equipment acquired by CMG with a cost value of up to $2.5 million where OMI has given written consent to CMG to purchase this equipment. The directors have no intention of terminating this agreement. The directors are not aware of any written consent given to CMG for equipment purchases.

32. PRINCIPAL PLACE OF BUSINESS

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland. The principal activities of the company are disclosed in the Directors' Report.

33. EVENTS SUBSEQUENT TO BALANCE DATE

In response to a request from our syringe manufacturer in China the board agreed to place with him and his close associates 825,000 shares at $0.667/share. The pricing of this placement was originally discussed with our manufacturer when OMI shares were trading in the range of $0.74 to $0.80 cents but no placement could take place until the funds were actually received.

Whilst this placement only represents 2.8% of the issued capital of the company, the board views the manufacturer's interest in being an investor in OMI as a sign of confidence in his ability to efficiently manufacture the OMI retractable safety syringe and in the future prospects of the company.

34. EMPLOYEE OPTION PLAN

On 21 June 2004 the parent entity established the Occupational & Medical Innovations Employee Option Plan to enable the Board to offer options to acquire ordinary shares in the parent entity to employees, contractors and other key contributors to the consolidated entity's business, at the discretion of the Board.

As at 30 June 2005 none of the issued options have vested under the employee option plan because conditions required were not met.

Key terms and conditions of the plan are as follows:

For the first issue of options under the plan one third of the options will vest on 7 June 2005, a further third will vest on 7 June 2006 and the balance will vest on 7 June 2007. The last exercise date is five years from the date of issue (subject to any adjustment under the plan).

An option shall vest with an exercise price of $2.00 per option if the following conditions are met:

Exercise conditions for options vesting on the first exercise date: The buy price of OMI shares quoted on ASX on the close of a trading day on ASX is greater than $3.50 for 30 consecutive trading days at any time in the 12 months prior to the first exercise date.

Exercise conditions for options vesting on the second exercise date: The buy price of OMI shares quoted on ASX on the close of a trading day on ASX is greater than $4.25 for 30 consecutive trading days at any time in the 12 months prior to the second exercise date.

Exercise conditions for options vesting on the third exercise date: The buy price of OMI shares quoted on ASX on the close of a trading day on ASX is greater than $5.00 for 30 consecutive trading days at any time in the 12 months prior to the third exercise date.

Vested options will lapse on the earlier of:

- the last exercise date
- a determination of the plan committee that the options should lapse due to dismissal, removal from office, termination of contract, fraud, defalcation, gross misconduct or any act which brings the consolidated entity or any body corporate with the consolidated entity into disrepute
- unless otherwise determined by the plan committee, the date which is 30 days after ceasing to be an employee or termination of contract.

35. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Australian Equivalents to International Financial Reporting Standards (AIFRS) will be adopted in the financial report for the year ending 30 June 2006 and the comparative information presented in that report for the year ending 30 June 2005. In preparation for the transition, opening balances as at 1 July 2004 for the comparative year ending 30 June 2005 will be converted to AIFRS in accordance with new accounting standard AASB 1 "First Time Adoption of Australian International Financial Reporting Standards".

Management of the consolidated entity has assessed the significance of the expected changes and is preparing for their implementation. The impact of the alternative treatments and elections under AASB 1 "First Time Adoption of Australia Equivalents to International Financial Reporting Standards" has been considered where applicable.

Users of the financial statements should note, however, that the amounts disclosed could change if there are any amendments by standard-setters to the current AIFRS or if interpretation of the AIFRS requirements changes from the continued work of the economic entity's management. Consequently, the final reconciliations presented in the first financial report prepared in accordance with AIFRS may vary materially from the reconciliations provided in this Note.

The directors are of the opinion that the key material differences in the economic entity's accounting policies on conversion to AIFRS and the financial effect of these differences, where known, are as follows.

Plant & Equipment

Plant and equipment is subject to an impairment test when there is an indication that impairment exists by reference to internal and external market factors. Any item of plant & equipment which is impaired must be written down to its recoverable amount. The amount of the impairment write down for assets carried at cost will be expensed through the statement of financial performance.

No adjustments are expected for either the consolidated entity or the parent company on transition to AIFRS.

Research and Development

Capitalised items of research costs that have been internally generated must be derecognised under the new standard. Any further research costs must be expensed in the year they are incurred.

Qualifying expenditure in relation to development phase costs may be capitalised and impairment tested annually until the related asset is complete at which time they will be amortised over the useful life of the related asset.

There are no research costs carried forward at 1 July 2004 or capitalised during the year ended 30 June 2005. Consequently no adjustments are expected for either the consolidated entity or the parent company on transition to AIFRS.

35. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Share Based Payments

There are no payments satisfied by the issue of shares or other instruments during the year ended 30 June 2005. Consequently no adjustments are expected for either the consolidated entity or the parent company on transition to AIFRS.

Income Tax

AASB 112 "Income Tax" requires all income tax balances to be calculated using the comprehensive balance sheet liability method. Deferred tax items will be calculated by comparing the difference in carrying amounts to tax bases for all assets and liabilities and multiplying this by the tax rates expected to apply to the period when the asset is realised or the liability settled. Recognition of the resulting amounts is subject to some exceptions, but generally deferred tax balances must be calculated for each item in the statement of financial position. Deferred tax assets will only be recognised where there exists the probability that future taxable profit will be available to recognise the asset.

No adjustments are expected for either the consolidated entity or the parent company on transition to AIFRS.

Patents

The recoverable value of patents will be determined annually and compared with the carrying value. Where the recoverable amount is less than the carrying value, the asset is reduced to it recoverable amount and the reduction is an impairment loss as an expense in the statement of financial performance.

For AIFRS Management considered the carrying value of the patents as 1 July 2004 to be less than their recoverable amount. For the year ended 30 June 2005 the amortisation charge has been written back but the patents have been subjected to an impairment loss equivalent in value.

The following reconciliations explain how it is estimated that the transition to AIFRS will affect the reported financial position at 1 July 2004 and 30 June 2005.

35. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

(a) Reconciliation of equity as presented under AGAAP to that under AIFRS

	Consolidated Entity		Parent Entity	
	30 June 2005** $	1 July 2004* $	30 June 2005** $	1 July 2004* $
Total equity under AGAAP	18 440 920	22 761 558	30 719 013	31 302 060
Adjustments to retained earnings (net of tax)				
Impairment loss on patents	(970 830)	-	(169 215)	-
Amortisation of patents written back	970 830	-	169 215	-
Total equity under AIFRS	18 440 920	22 761 558	30 719 013	31 302 060

* This column represents the adjustments as at the date of transition to AIFRS
** This column represents the cumulative adjustments as at the date of transition to AIFRS and those for the year ended 30 June 2005.

(b) Reconciliation of net profit under AGAAP to that under AIFRS

Year Ended 30 June 2005	Consolidated $	Parent Entity $
Net profit/(loss) as reported under AGAAP	(4 320 638)	(583 047)
Impairment loss on patents	(970 830)	(169 215)
Amortisation of patents written back	970 830	169 215
Net profit/(loss) under AIFRS	(4 320 638)	(583 047)

Directors' Declaration

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with the accounting standards and give a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date;

(b) as at the date of this declaration there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(c) the directors have been given the declarations by the Chairman and Company Secretary required by section 295A.

Signed in accordance with a resolution of Directors

Ian Fraser
Directot
30 September 2005

INDEPENDENT AUDIT REPORT TO MEMBERS OF OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED

Scope

The financial report and Directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both Occupational & Medical Innovations Limited (the company) and controlled entities (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Disclosure of information about Director and executive remuneration

In accordance with the Corporations Regulations 2001, the company has disclosed information about the remuneration of directors and executives ("remuneration disclosures") as required by Accounting Standard AASB 1046: Director and Executive Disclosures by Disclosing Entities, under the heading "Remuneration Report" on page 14 of the Directors Report. The directors of the company are responsible for the information contained in the disclosures.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures ; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit opinion

In our opinion, the financial report of Occupational & Medical Innovations Limited is in accordance with:

(a) The Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and
  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

(c) the remuneration disclosures required by Accounting Standard AASB 1046, which are contained in the Remuneration Report on page 14 of the Directors' Report, comply with that standard and the Corporations Regulations 2001.

Inherent Uncertainty Regarding the Recoverable Amount of Patents

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in note 12 to the financial statements the directors have determined that patents with a carrying value of $14.6 million (2004: $15.5 million) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful manufacture and sale of the consolidated entity's products.

The consolidated entity has entered into the following agreements with distributors and manufacturers of its products. The expected cash flows used in the determination of recoverable amount have incorporated the expected outcomes from these agreements.

- Distribution agreement with Personna Medical, a division of American Safety Razor Company, as an exclusive distributor of the OMI Safety Scalpel in North America, Mexico and the Caribbean.
- Distribution agreement with Device Technologies Australia Pty Ltd as an exclusive distributor of the OMI Safety Scalpel in Australia and New Zealand.
- Scalpel manufacturing agreement with Wuxi Xinda Medical Device Co Ltd in China.
- Distribution agreement with Terumo Corporation (Australia) as OMI's exclusive retractable syringe distributor in Australia, New Zealand and the Pacific Islands.
- Syringe manufacturing agreement with China Medical Group, Inc for manufacture of the retractable syringe and distribution in China.
- Safe IV Access Valve manufacturing agreement with Vital Care Group, Inc for the manufacture of OMI's Safe IV Access Valve.

At the date of this report the reliability of the expected cash flows associated with the determination of the recoverable amounts is dependent upon a number of future events including signing a distribution agreement for the retractable syringe in the United States, obtaining FDA approval of the retractable syringe in the United States, obtaining CE approval for the retractable syringe and safety scalpel in Europe, entering into a distribution agreement for the OMI IV Access Valve and the ability of manufacturers to fulfill their obligations under the manufacturing agreements. Whilst the directors are confident of the successful outcome of these future events, the outcomes represent inherent uncertainties in relation to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of these uncertainties were known may be material.

The carrying value of the patents also provide the basis of support for the recoverable value of the investments in controlled entities recorded in the parent entity at $16,564,639 (2004: $16,564,639).

PKF
Brisbane Partnership
Chartered Accountants

J Frayne
Partner

30 September, 2005.

OCCUPATIONAL & MEDICAL INNOVATIONS LIMITED
AND ITS CONTROLLED ENTITIES
ABN 11 091 192 871

SHARE AND SHAREHOLDER INFORMATION

Information set out below was applicable as at 27 September 2005.

Ordinary shares

Size of holding	Number of shareholders	% of issued shares
1 - 1,000	622	1.32
1,001 – 5,000	1,215	11.35
5,001 – 10,000	402	9.84
10,001 – 100,000	304	23.95
100,001 and above	23	53.54

178 shareholders hold shares valued at less than a marketable parcel (a marketable parcel being $500).

Substantial shareholders

20 largest shareholders	Number of shares	% of issued shares
Mr B L Kiehne	4,242,573	13.98
Mrs V G Kiehne	3,584,823	11.81
Critune Pty Ltd	2,602,560	8.57
CB Nurcombe Engineering Pty Ltd	1,022,879	3.37
Fang Jun	750,000	2.47
Hambap Pty Ltd <Keith Taske Family A/c>	423,125	1.39
Ms M Walker	423,125	1.39
Mr I N McCormack	401,000	1.32
Mr L Griffiths	344,084	1.13
Mr L S Cray	338,756	1.12
Mr A G & Mrs AE Maluish	213,940	0.70
Australian Mutual Growth Fund Pty Ltd	213,506	0.70
Mrs L Y Kiehne	204,836	0.67
Mr D L Kiehne	202,311	0.67
Lawy Pty Ltd	193,054	0.64
Mr J E Taske & Ms Tina Anne Coco <Taske Super Fund A/c>	181,228	0.60
Ms K M Boske	160,000	0.53
Mr C B Nurcombe	150,000	0.49
Ms M Genn <Genn Superannuation A/c>	132,000	0.43
FHF (Nominees) Ltd <Nominee A/c>	131,775	0.43

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

18 October 2005

The Announcements Officer
Australian Stock Exchange Limited
Sydney NSW

CONTINUOUS DISCLOSURE

NOTICE OF ANNUAL GENERAL MEETING

The Company advises that the above notice dated 14 October 2005 despatched to all shareholders noted that the AGM would be held on Tuesday 16 November. It has only just come to our attention that the while the meeting will be held on 16 November, it will be held on the Wednesday and not Tuesday.

An amended Notice of Meeting and Proxy Form is attached.

We have advised all shareholders accordingly.

DC Mackenzie
Company Secretary

NOTICE OF ANNUAL GENERAL MEETING

OCCUPATIONAL & MEDICAL INNOVATION LIMITED
ABN 11 091 192 871

Notice is given that the Annual General Meeting of members of Occupational & Medical Innovations Limited (the '**Company**') will be held at 2.00pm Brisbane time on Wednesday 16 November 2005 at Carindale Hotel, Carindale.

AGENDA

ORDINARY BUSINESS

1. Chairman's address

2. Financial statements and reports

To receive and consider the financial statements and reports of the directors and the auditor for the year ended 30 June 2005.

3. Re-election of director – Bruce Kiehne

To consider and, if thought fit, to pass the following as an ordinary resolution:
"That Bruce Kiehne who retires in accordance with Clause 16.1 of the constitution of the Company and being eligible is re-elected as a director of the company."

3. Re-election of director – Alistair Cray

To consider and, if thought fit, to pass the following as an ordinary resolution:
"That Alistair Cray who retires in accordance with Clause 15.4 of the constitution of the Company and being eligible is re-elected as a director of the company."

4. Adoption of Remuneration Report

To consider and, if thought fit, to pass the following in accordance with section 250R (2) of the Corporations Act:

"That the Remuneration Report for the year ended 30 June 2005 dealing with the remuneration of the Company's directors, Company Secretary and senior executives ("remuneration report") be adopted.

NB This resolution shall be determined as if it were an ordinary resolution, but under section 250R(3) of the Corporations Act, the vote does not bind the Company.

Information about the candidates appear in the accompanying Explanatory Memorandum.

OTHER BUSINESS

To transact any other business which may be brought forward in accordance with the Shareholders Agreement and or the Company's Constitution.

DATED 14 October 2005

By Order of the Board

....

DC Mackenzie
Company Secretary

NOTES

(a) A member who is entitled to attend and cast a vote at the meeting is entitled to appoint a proxy.

(b) The proxy need not be a member of the Company. A member who is entitled to cast 2 or more votes may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

(c) If you wish to appoint a proxy and are entitled to do so, then complete and return the **enclosed** proxy form.

(d) A corporation may elect to appoint a representative in accordance with the *Corporations Act* 2001 in which case the Company will require written proof of the representative's appointment which must be lodged with or presented to the Company before the meeting.

(e) If you have any queries please call the Company Secretary on 07 3211 9001 during business hours.

EXPLANATORY MEMORANDUM

These notes have been prepared for the Notice of Annual General Meeting for 2005 and are intended to provide an explanation regarding the proposed resolutions being put to the Annual General Meeting.

Item 1. To receive Chairman's address which will tabled at meeting.

Item 2. To consider the Financial statements and reports as distributed to shareholders with notice of meeting.

The Corporations Act 2001 requires the Financial Report, Directors' Report and the Auditors Report to be laid before the meeting. There is no requirement in the Corporations Act or the Company's Constitution for the shareholders to vote on, approve or adopt these Reports. Shareholders will have a reasonable opportunity at the meeting to ask questions and make comments on these Reports and on the business, operations and management of the Company.

The Auditor of the Company is required to attend the meeting and will be available to take shareholders questions and comments about the conduct of the audit, and the preparation and content of the Auditor's Report. Members may forward written questions to the Auditor on these matters for response at the meeting. These should be emailed to accounts@omiltd.com, or mailed to the Company Secretary at PO Box 2150, Logan City DC, Qld 4114 and may be submitted up to 5 business days before the meeting. The Company is required by law to forward all questions to the Auditor and the Auditor is required to prepare a list of questions that the Auditor considers are relevant to the conduct of the audit and the content of the Auditors Report. The Auditor may omit questions that are the same in subsstance to other questions and questions that are not received in a timely manner. At the meeting the Chairman will give the Auditor a reasonable opportunity to answer the questions on the question list.

The Auditor of the Company will also be available to take shareholders' questions at the meeting regarding accounting policies adopted by the Company in relation to the preparation of the financial statements, and the independence of the Auditor in relation to the conduct of the audit.

Item 3. Election of director – Bruce Kiehne (age 45 - Executive Director)

Mr Kiehne is currently an executive director in charge of research and development for the Company.

Mr Kiehne has been a director since the Company listed on the ASX in 2000. He has a business background in the heavy machinery and vehicle maintenance industry. He became involved in motor racing at the age of 14 and went on to design and construct his first racing car and holds a number of championships in various classes in which he has competed. In 1989, Mr Kiehne was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products. This required the design of tooling and equipment used in the product manufacture. For the past six years Mr Kiehne has been involved in the design and development of products for the medical and workplace industries with the Company.

Item 4. **Election of director – Alistair Cray (age 38 - Non-Executive Director)**

Mr Cray is currently a non-executive director of the Company.

Mr Cray was appointed a director on 18 May 2005 to fill a casual vacancy. Mr Cray is an experienced financial executive with extensive knowledge of stock broking and capital raising which ensures the Board has internal expertise to plan and manage the capital resources of the Company. His current business operations include securities trading and commercial property management.

Item 5. **To adopt the Remuneration Report for the financial year ended 30 June 2005**

During this item of business, shareholders at the meeting can comment on and ask questions about the Remuneration Report on page 12 of the Occupational & Medical Innovation Limited Annual Report 2005.

The Remuneration Report sets out the Company's remuneration arrangements for the directors and specified executive officers of the Company. The Board has a policy of ensuring that remuneration paid to directors and management is market competitive while at the same time aligned to the achievement of strategic objectives and the creation of value for shareholders. Where appropriate the Board has taken advice from independent remuneration consultants to ensure remuneration to directors and management is in line with the market and similar sized operations.

The Corporations Act, 2001 provides that the vote on the proposed resolution in Item 5 is advisory only and will not bind the directors or the company. However, the Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies.

Occupational & Medical Innovations Ltd

ABN 11 091 192 871

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 523 Brisbane
Queensland 4001 Australia
Enquiries (within Australia) 1300 552 270
(outside Australia) 61 3 9415 4000
Facsimile 61 7 3229 9860
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 60 of 62 pages.

Holder Identification Number (HIN)

Appointment of Proxy

I/We being a member/s of Occupational & Medical Innovations Ltd and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Occupational & Medical Innovations Ltd to be held at Carindale Hotel,Carindale on Wednesday 16 November 2005 at 2pm and at any adjournment of that meeting.

Voting directions to your proxy – please mark X to indicate your directions

		For	Against	Abstain*
1.	Re-election of director - Bruce Kiehne	☐	☐	☐
2.	Re-election of director - Alistair Cray	☐	☐	☐
3.	Adoption of Remuneration Report (non-binding vote)	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you Wish to appoint a second Proxy. **AND** ☐ % **OR** ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	**Securityholder 2**	**Securityholder 3**
Individual/Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ **Contact Daytime Telephone** ______ **Date** / /

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(c) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com**.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2pm on Wednesday 16 November 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged:

BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 523, Brisbane QLD 4001 Australia
BY FAX	61 7 3229 9860

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

21 October 2005

The Announcements Officer
Australian Stock Exchange Limited

CONTINUOUS DISCLOSURE - SYRINGE UPADTE

On 15 September 2005, the company advised that "100,000 1mm syringes will shortly be sent (from China) to a prospective distributor in the USA for their evaluation and possible market trials".

The company now wishes to advise that this shipment has been deferred. Whilst our Chinese manufacturer is prepared (and ready) to manufacture this product, and our potential distributor is ready to accept the product, the company has (after legal advice) taken a commercial decision to delay any significant shipments until we are able to fully investigate the most appropriate corporate structure for importing (and selling) syringes in the USA. This investigation should be completed by end November 2005.

In the interim, sufficient syringes have been sent (from Australia) to the potential USA distributor to allow them to commence the process for FDA approval. The delay of this shipment will not adversely impact the timing of the sale of the OMI Retractable Safety Syringe in the USA market.

The Company also wishes to advise that the previously announced timetable for the receipt of the trial shipments of the 3mm, 5mm and 10mm syringes has been slightly delayed. OMI testing of the initial trial shipments of the 3mm syringe resulted in us requesting a minor modification. This modification has now been incorporated into the syringe design and our Chinese manufacturer has advised that 10,000 3mm syringes will be shipped from China (to Australia) at the end of October with a further 20,000 (of differing needle gauges) following during November. The 5mm and 10mm syringe trials will be shipped in December 2005.

Ian Fraser
Chairman